UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 001-32693
NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 11-K ☐ Form N-SAR ☐ Form 20-F ☐ Form 10-Q ☐ Form N-CSR ☐ Form 10-D

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Basic Energy Services, Inc.
Full name of registrant
Former name if applicable
801 Cherry Street, Suite 2100
Address of principal executive office (Street and number):
Fort Worth, Texas 76102
City, State and Zip Code

PART II
RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate.)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Basic Energy Services, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2016 (“Form 10-K”) by the prescribed filing deadline (March 16, 2017) without unreasonable effort and expense.
On December 23, 2016 (the “Emergence Date”), the Company successfully emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code, as amended. The Company requires additional time to finalize its accounting and disclosure matters in the Form 10-K and related consolidated financial statements for the year ended December 31, 2016. This is necessary due to the due diligence required in the application of fresh start accounting pursuant to FASB Accounting Standards Codification 852, Reorganizations. The time period between the Emergence Date and the statutory Form 10-K filing date was not sufficient for the Company to complete the appropriate level of research, analysis, due diligence and review with respect to certain accounting and disclosure matters related to the application of fresh start accounting without unreasonable effort and expense. These accounting and disclosure matters include the determination of asset, liability and reorganization fair values and particular tax matters associated with the Company’s reorganization and the preparation of the required related footnote disclosures specific to fresh start accounting.
The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Alan Krenek	(817)	334-4100
(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the matters discussed in Part III above, the Company is not in a position to provide specific estimates of anticipated significant changes in results of operations from the fiscal year ended December 31, 2015 to the fiscal year ended December 31, 2016 that may be reflected in the financial statements to be included in the Company’s Form 10-K for the fiscal year ended December 31, 2016.
The Company anticipates that total revenues will be significantly lower and loss from operations will be significantly higher for the year ended December 31, 2016 compared to the year ended December 31, 2015 due to further reductions in revenues and operating activity related to the continued downturn in the U.S. onshore oil and gas industry. In connection with the emergence of bankruptcy proceedings, and the application of fresh start accounting, the Company anticipates recording a significant reorganization gain, primarily from the extinguishment of its $775 million Senior Notes and accrued interest on those notes, as well as a significant income tax benefit, primarily from the utilization of net operating losses.
The foregoing statements are based on the Company’s current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ.

Basic Energy Services, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: March 16, 2017	By: /s/ Alan Krenek Name: Alan Krenek Title: Senior Vice President, Chief Financial Officer, Treasurer and Secretary